

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Mr. Chris Cronin
President and Chief Executive Officer
CommonWealth Realty Partners, Inc.
50 Federal Street
Newburyport, MA 01950

> **Re:   CommonWealth Realty Partners, Inc.**
> **Amendment No. 2 to Form S-11**
> **Filed June 1, 2010**
> **File No.  333-164986**

Dear Mr. Cronin:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your revised disclosure in response to comment 1 of our previous letter dated May 6, 2010; however, it remains unclear from your revised disclosure whether you have sought registration of the offering in any state in which you plan to sell shares.  Please identify for us the states in which you are seeking to register the offer and sale of your securities.  Please also tell us how you plan to update your disclosure throughout the prospectus to address the suitability requirements imposed by any of such states.

2.   We note your response to prior comment 2; however, your withdrawal submission does not appear to have been filed on EDGAR.  Please refer to Rule 457 and withdraw your original registration statement as previously requested.  We note further that you filed this amendment as Amendment No. 3 to your registration statement; however, in light of the fact that you have to withdraw the S-1 registration statement, please ensure that you correctly designate your next amendment as Amendment No. 3.

Dilution, page 18

3.      Please revise to correct all dilution amounts disclosed.  For example, we note that after giving effect to the sale of 1,500,000 shares, the net tangible book value per share would appear to be $0.04 rather than $0.02 as disclosed.

Notes to the Financial Statements, page F-7

Note 3 – Note Payable – Related Party, page F-8\

4.      We note your response to our prior comment 7.  Please revise your discussion in Note 3 to the financial statements to disclose the terms of the note payable to Mr. Cronin related to potential conversion of the note to common stock, or tell us how you determined the conversion terms are not significant.

Item 27.  Exhibits Index, page 39

5.      Please re-file Exhibit 3.1 in the appropriate EDGAR format rather than the current JPEG format.

******

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc:     Jillian Ivey Sidoti, Esq.
        Law Offices of Jillian Sidoti *(via facsimile)*